UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Cell Genesys, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

150921104
(CUSIP Number)

Kevin C. Tang Tang Capital Management, LLC
4401 Eastgate Mall
San Diego, CA 92121
(858) 200-3830
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 14, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 150921104	13D/A	Page 2 of 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

CUSIP NO. 150921104	13D/A	Page 3 of 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person OO

CUSIP NO. 150921104	13D/A	Page 4 of 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin C. Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person IN

This Amendment No. 2 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of Tang Capital Partners, LP, a Delaware partnership, Tang Capital Management, LLC, a Delaware limited liability company, and Kevin C. Tang, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on May 15, 2009 and amended June 22, 2009 (as so amended, the “Statement”), with respect to the Common Stock, $0.001 par value (the “Common Stock”), of Cell Genesys, Inc., a Delaware corporation (the “Issuer”).

On October 14, 2009, the Issuer completed its merger with BioSante Pharmaceuticals, Inc. (“BioSante”).  The Issuer merged with and into BioSante, with BioSante continuing as the surviving company (the “Merger”).  In connection with the Merger, the then outstanding notes, option contracts and short position held by the Reporting Persons were converted into securities of BioSante, and the Reporting Persons no longer hold any securities of the Issuer.

Item 5 of the Statement is hereby amended to the extent hereinafter expressly set forth.  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 5.    Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)	Amount beneficially owned and percentage of class:

	Tang Capital Partners, LP	0 shares, representing 0.0% of the class
	Tang Capital Management, LLC	0 shares, representing 0.0% of the class
	Kevin C. Tang	0 shares, representing 0.0% of the Class

(b)	Voting and disposition powers:

Sole power to vote or direct the vote:

	Tang Capital Partners, LP	0 shares
	Tang Capital Management, LLC	0 shares
	Kevin C. Tang	0 shares

Shared power to vote or direct the vote:

	Tang Capital Partners, LP	0 shares
	Tang Capital Management, LLC	0 shares
	Kevin C. Tang	0 shares

Sole power to dispose or direct the disposition:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	0 shares

Shared power to dispose or direct the disposition:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	0 shares

(c)           The Reporting Persons have engaged in the following transactions in the Issuer’s common stock during the last 60 days:

Entity	Transaction	Security	Trade Date	Shares/Principal	Price/Share

Tang Capital Partners, LP	Sale	Common Stock	8/17/2009	500,000	0.38
Tang Capital Partners, LP	Sale	Common Stock	8/18/2009	314,608	0.40
Tang Capital Partners, LP	Sale	Common Stock	8/19/2009	128,504	0.35
Tang Capital Partners, LP	Sale	Common Stock	8/20/2009	186,950	0.35
Tang Capital Partners, LP	[1]	Common Stock	8/21/2009	4,466,109

Tang Capital Partners, LP	Exchange [2]	Notes	10/14/2009	14,307,000	[2]
Tang Capital Partners, LP	Exchange [2]	Common Stock	10/14/2009	(6,501,893)	[2]
Tang Capital Partners, LP	Exchange [2]	Contracts [3]	10/14/2009	(6,236)	[2][3]
Tang Capital Partners, LP	Exchange [2]	Contracts [3]	10/14/2009	(4,159)	[2][3]
Tang Capital Partners, LP	Exchange [2]	Contracts [3]	10/14/2009	(54)	[2][3]

[1] Represents a closing out of a previously reported sale of common stock of the Issuer with shares held by the Reporting Person.
[2] These transactions represent the exchange of securities of the Issuer in connection with the Merger. In each case, the security held was exchanged for equivalent securities covering shares of the common stock of BioSante Pharmaceuticals, Inc.
[3] Call option contracts. Each call option contract represented 100 shares of common stock of the Issuer. The numbers reported in the “Shares” column reflect the number of call option contracts.

(d)           N/A.

(e)           N/A.

  SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

October 26, 2009

Tang Capital Partners, LP

By:	Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang